PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

MICHAEL V. GISSER (NEW YORK)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

42/F, EDINBURGH TOWER, THE LANDMARK

15 QUEEN’S ROAD CENTRAL, HONG KONG

TEL: (852) 3740-4700

FAX: (852) 3740-4727

www.skadden.com

CONFIDENTIAL

April 15, 2016

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

Mail Stop 3720

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Adviser

Ivette Leon, Assistant Chief Accountant

Jamie Kessel, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             China Online Education Group (CIK No. 0001659494)

Confidential Submission of the Revised Draft Registration Statement

on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Mastrianna, Ms. Leon and Ms. Kessel:

On behalf of our client, China Online Education Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on March 7, 2016, and two copies of the submitted exhibits.

Selected Quarterly Results of Operations

The Company has included its unaudited condensed consolidated quarterly results of operations for each of the eight quarters in the period from January 1, 2014 to December 31, 2015 in this submission.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Vincent Cheuk, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-10-6533-2010 or via e-mail at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jack Jiajia Huang, Chairman and Chief Executive Officer, China Online Education Group
Jimmy Lai, Chief Financial Officer, China Online Education Group
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP
Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP